SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2007

Commission File Number:  000-49650

A/S STEAMSHIP COMPANY TORM
(Translation of registrant’s name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [   ]     No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as exhibits are copies of the following announcements issued by A/S STEAMSHIP COMPANY TORM to The Copenhagen Stock Exchange on August 31, 2007:

Exhibit No.	Description of Exhibit
1.	Announcement No. 21 – 2007 “Decision to distribute interim dividend”
2.	Announcement No. 22 – 2007 “Deferred reporting for the third quarter”
3.	Announcement No. 23 – 2007 “Interim Report First Half 2007”

Exhibit 1

DISTRIBUTION OF INTERIM DIVIDEND

ANNOUNCEMENT NO. 21 - 2007

31 August 2007

Decision to distribute interim dividend

The Board of directors of A/S Dampskibsselskabet TORM has decided to exercise the authorisation under article 3.8 of the Articles of Association adopted pursuant to section 109a of the Danish Public Companies Act at the extraordinary general meeting of shareholders held on 14 August 2007.

The decision of the Board of directors involves the distribution of a total of DKK 2,002 million in cash corresponding to DKK 27.50 per share in TORM of a nominal value of DKK 5.

The dividend settlement will be effected by the Danish VP Securities Services (VP) on Wednesday, 5 September 2007 on the basis of the shareholdings registered on VP accounts following an update at the end of the trading day.

Share purchases which are settled no later than Wednesday, 5 September 2007 will thus entitle the purchaser to dividends, whereas share sales which are settled no later than 5 September 2007 will not entitle the seller to dividends. This means that trades taking place up until and including today will be settled inclusive of dividends, whereas trades effected as from Monday, 3 September 2007 will be settled exclusive of dividends (subject to the conventional three settlement days).

As regards TORM’s ADRs trades up until and including today will be settled inclusive of dividends, whereas trades effected after today will be settled exclusive of dividends.

Dividends will be available to the shareholders on Thursday, 6 September 2007, whereas it is expected that dividends in relation to ADRs will be available on Thursday, 13 September 2007.

Contact	Klaus Kjærulff, CEO, tel.: +45 39 17 92 00.

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of more than 100 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

SAFE HARBOUR STATEMENT – FORWARD LOOKING STATEMENTS
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of crude oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Exhibit 2

DEFERRED REPORTING FOR THE THIRD QUARTER

ANNOUNCEMENT NO. 22 - 2007

31 August 2007

Deferred reporting for the third quarter

Due to the acquisition of OMI Corporation TORM’s third quarter report is deferred to the 22 November 2007.

Contact	Klaus Kjærulff, CEO, tel.: +45 39 17 92 00.

About TORM
TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of more than 100 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

SAFE HARBOUR STATEMENT – FORWARD LOOKING STATEMENTS
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of crude oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Exhibit 3

INTERIM REPORT FIRST HALF 2007 - PROFIT BETTER THAN EXPECTED

The Board of directors resolved to distribute an extraordinary dividend of DKK 27.50 per share.

The forecast for profit before tax in 2007 excl. restructuring costs is increased to USD 800-820 million from USD 780-800 million. Restructuring costs are expected to amount to around USD 15 million.

In the second quarter there has been a considerable appreciation on the Company’s fleet including purchase options and TORM’s share of OMI’s fleet.

Highlights	•
The profit before tax for the first half of 2007 was USD 739 million. The result is better than expected and highly satisfactory. Profit after tax for the second quarter of 2007 was USD 66 million (DKK 365 million). Profit after tax for the first half of 2007 was USD 740 million (DKK 4,154 million).

•
Equity at 30 June 2007 amounted to USD 1,375 million (DKK 7,578 million), corresponding to USD 19.9 per share (DKK 109.5 per share) excluding treasury shares. A dividend of DKK 419 million (USD 76 million) was paid in April.

•
The market value of the Company’s vessels, including the order book, exceeded book value by USD 1,238 million at 30 June 2007, equalling USD 17.9 per share (DKK 98.6 per share), excluding treasury shares. The value of 19 purchase options, which can be exercised from 2007, and TORM’s share of OMI’s vessels is not included in the excess value.

•
The product tanker market was highly volatile in the first half. The increasing transport demand, primarily to the USA, ensured a solid demand for product tankers at favourable rates at the beginning of the second quarter. The spot market, however, started the third quarter on a weaker note than expected, whereas the period time charter market remains strong, reflecting the persistently strong customer demand and optimistic outlook. At 30 June, the Company had covered 44% of the remaining earning days in 2007, excluding earning days for the OMI vessels, at an average rate of USD 26,331 per day.

•
The upward trend in the bulk market of the second quarter continued into the third quarter due to an increasing demand for transport of primarily iron ore, coal and soya beans. At 30 June, the Company had covered 94% of the remaining earning days in 2007 at an average of USD 25,700 per day and 30% of the earning days in 2008 at an average of USD 33,125 per day.

•
At the Board meeting to discuss the financial report for the first half of 2007, the Board of Directors resolved to distribute an extraordinary dividend of DKK 2 billion, equalling DKK 27.50 per share cf. separate stock announcement about this.

•
After the acquisition of OMI was completed, OMI has become a jointly owned subsidiary of TORM and Teekay. The distribution of OMI’s assets took effect from 1 August 2007, with TORM taking over 24 product tankers from OMI together with OMI’s technical operations in India and a part of OMI’s organization in the USA. The integration of OMI staff, tankers and client portfolio into TORM’s organization proceeds according to the plan and fully meets expectations both operationally and financially. From 2008 and onwards, TORM expects to realize annual cost synergies of the order of USD 10-15 million as a result of the acquisition of OMI.

	•	So far this year, TORM has not sold second-hand tonnage, as in previous years due to strongly increasing vessel prices.

•
The 2007 profit before tax forecast is raised by USD 20 million to 800-820 million excl. restructuring costs related to the acquisition of OMI. Restructuring costs are expected to amount to around USD 15 million.

Teleconference
TORM’s Management will review the report on the first half of 2007 in a teleconference and webcast (www.torm.com) today,  31 August 2007, at 17.00 Copenhagen time (CET). To participate, please call 10 minutes before the call on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). A replay of the conference will be available from TORM’s website

Contact	A/S Dampskibsselskabet TORM	Telephone +45 39 17 92 00
	Tuborg Havnevej 18	Klaus Kjærulff, CEO
DK-2900 Hellerup – Denmark

		Q2 2007	Q2 2006	Q1-Q2	Q1-Q2
Million USD				2007	2006	2006
Income statement
Net revenue		198.4	137.1	360.4	298.8	603.7
Time charter equivalent earnings (TCE)		155.7	102.9	281.8	232.4	455.4
Gross profit		89.4	59.8	158.5	145.8	271.4
EBITDA		77.8	72.4	138.2	154.4	301.0
Operating profit		58.6	57.6	104.2	124.5	242.1
Financial items		0.5	23.2	635.1	15.6	-1.0
Profit before tax		59.1	80.8	739.3	140.1	241.1
Net profit		66.0	80.8	740.4	138.5	234.5
Balance sheet
Total assets		3,195.6	1,753.1	3,195.6	1,753.1	2,089.0
Equity		1,375.4	870.3	1,375.4	870.3	1,280.8
Total liabilities		1,820.2	882.8	1,820.2	882.8	808.2
Invested capital		2,517.1	1,265.4	2,517.1	1,265.4	1,298.5
Net interest bearing debt		1,152.4	723.1	1,152.4	723.1	662.0
Cash flow
From operating activities		66.0	64.6	114.1	140.3	232.5
From investing activities		-196.6	33.0	-241.8	-86.5	-117.6
Thereof investment in tangible fixed assets		-120.4	-56.8	-165.7	-176.5	-262.4
From financing activities		559.0	-168.1	579.3	-160.7	-238.6
Net cash flow		428.4	-70.5	451.6	-106.9	-123.7
Key financial figures
Margins:
TCE		78.5%	75.1%	78.2%	77.8%	75.3%
Gross profit		45.1%	43.6%	44.0%	48.8%	44.9%
EBITDA		39.2%	52.8%	38.3%	51.7%	49.8%
Operating profit		29.5%	42.0%	28.9%	41.7%	40.1%
Return on Equity (RoE) (p.a.)*)		19.1%	35.6%	63.1%	31.2%	21.5%
Return on Invested Capital (RoIC) (p.a.)		12.2%	18.1%	12.1%	20.4%	19.6%
Equity ratio		43.0%	49.6%	43.0%	49.6%	61.3%
Exchange rate USD/DKK, end of period		5.51	5.87	5.51	5.87	5.66
Exchange rate USD/DKK, average		5.53	5.94	5.61	6.08	5.95
Share related key figures**)
Earnings per share, EPS	USD	1.0	1.2	10.7	2.0	3.4
Cash flow per share, CFPS	USD	1.0	0.9	1.6	2.0	3.3
Share price, end of period (per share of DKK 10 each)	DKK	207.6	135.9	207.6	135.9	186.0
Number of shares, end of period	Mill.	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average	Mill.	69.2	69.5	69.2	69.6	69.4
*) The gain from the sale of the Norden shares is not annualized when calculating the Return on Equity
**) Adjusted for the share split in May 2007

Profit by division
Million USD	Q2 2007					Q1-Q2 2007
	Tanker	Bulk		Not		Tanker	Bulk		Not
	Division	Division	OMI *)	allocated	Total	Division	Division	OMI *)	allocated	Total

Net revenue	146.8	32.6	19.0	0.0	198.4	280.0	61.4	19.0	0.0	360.4
Port expenses, bunkers and commissions	-37.4	-1.4	-3.1	0.0	-41.9	-73.2	-2.5	-3.1	0.0	-78.8
Freight and bunker derivatives	-0.8	0.0	0.0	0.0	-0.8	0.2	0.0	0.0	0.0	0.2
Time charter equivalent earnings (TCE)	108.6	31.2	15.9	0.0	155.7	207.0	58.9	15.9	0.0	281.8
Charter hire	-20.0	-14.8	-3.7	0.0	-38.5	-39.0	-30.2	-3.7	0.0	-72.9
Operating expenses	-21.2	-2.6	-4.0	0.0	-27.8	-41.5	-4.9	-4.0	0.0	-50.4
Gross Profit	67.4	13.8	8.2	0.0	89.4	126.5	23.8	8.2	0.0	158.5
Profit from sale of vessels	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Administrative expenses	-10.9	-2.0	-2.8	0.0	-15.7	-20.5	-3.6	-2.8	0.0	-26.9
Other operating income	3.1	0.0	1.0	0.0	4.1	5.6	0.0	1.0	0.0	6.6
Depreciation and impairment losses	-13.9	-1.5	-3.8	0.0	-19.2	-27.2	-3.0	-3.8	0.0	-34.0
Operating profit	45.7	10.3	2.6	0.0	58.6	84.4	17.2	2.6	0.0	104.2
Financial items	-	-	-	0.5	0.5	-	-	-	635.1	635.1
Profit/(Loss) before tax	-	-	-	0.5	59.1	-	-	-	635.1	739.3
Tax	-	-	-	6.9	6.9	-	-	-	1.1	1.1
Net profit	-	-	-	7.4	66.0	-	-	-	636.2	740.4
*) Contains the result of the acitvity that TORM owns in a 50/50 joint venture with Teekay.

Tanker and Bulk

Tanker Division	The Tanker Division achieved a profit before financial items of USD 45.7 million in the second quarter of 2007 against USD 38.7 million in the first quarter of 2007.

After a sluggish first quarter with an almost inexistent winter market, the second quarter was better than expected. The MR segment in particular was highly positive in the second quarter, principally as a result of gasoline exports to the USA. The beginning of the third quarter has been characterised by falling rates, however.

In the first quarter, the difference between earnings in the Eastern and the Western product tanker markets was significant, but the gap narrowed in the second quarter due to increased activity at refineries and petrochemical plants in Asia.

The tanker market was affected by the following factors in the second quarter of 2007:
Positive impact:

•	Increased exports of gasoline to the USA due to a lower than expected US production of gasoline leading up to the summer holiday period.
•	Increased demand for tonnage in Asia.
•	Oil companies’ focus on modern, safe vessels for transport of oil products.

Negative impact:

•	Increased refinery production in the USA at the end of the second quarter.
•	A large number of newbuildings.
•	Rising fuel costs.

As a consequence of a solid demand for product tankers, TORM’s Tanker Division obtained freight rates that were 30% higher for the LR2 segment, 21% higher for the LR1 segment and 12% higher for the MR segment in the second quarter of 2007 compared with those of the second quarter of 2006.

The number of earning days for TORM in the LR2 segment rose by 52% over the second quarter of 2006, while the number of earning days in the LR1 and MR segments rose by 31% and 3%, respectively. Compared with the first quarter of 2007, the number of earning days was up by 6% for TORM’s tanker fleet as a whole.

Tanker Division	Q2 06	Q3 06	Q4 06	Q1 07	Q2 07	Ændring Q2 06 - Q2 07
LR2 (Aframax, 90-110,000 DWT)
Available earning days	527	642	703	702	799	52%
Per earning day (USD):
Earnings (TCE)*)	21,507	27,282	25,940	26,738	27,926	30%
Operating expenses**)	-6,695	-7,141	-5,614	-7,542	-8,204	23%
Operating cash flow***)	12,058	17,333	18,674	17,076	17,864	48%
LR1 (Panamax, 75-85,000 DWT)
Available earning days	1,060	1,194	1,193	1,279	1,392	31%
Per earning day (USD):
Earnings (TCE)*)	23,530	28,843	25,588	27,784	28,521	21%
Operating expenses**)	-5,254	-6,450	-5,109	-6,793	-7,785	48%
Operating cash flow***)	11,974	13,105	11,526	12,279	12,423	4%
MR (45,000 DWT)
Available earning days	1,632	1,642	1,627	1,654	1,684	3%
Per earning day (USD):
Earnings (TCE)*)	24,755	25,306	21,861	24,520	27,621	12%
Operating expenses**)	-7,320	-6,660	-6,197	-7,288	-6,503	-11%
Operating cash flow***)	18,251	19,392	16,365	16,987	20,674	13%
*)    TCE = Gross freight income less bunker, commissions and port expenses. Operating expenses are on own vessels.
**)  Operating expenses is related owned vessels.
***) Operating cash flow = TCE less operating expenses and charter hire.

Bulk Division	The Bulk Division achieved an operating profit of USD 10.3 million for the second quarter of 2007.

Freight rates in the Panamax segment rose further to a historically high level at the end of the second quarter of 2007. The development in bulk rates is still largely dependent on the development in individual markets, primarily China and Australia as well as India, Japan and South America.

In the second quarter of 2007, freight rates in the bulk market were positively affected by increased transports of especially iron ore, coal and soya beans. Due to insufficient port capacity, the quarter was characterised by long waits in Australian ports, which further pushed up freight rates.

Demand for tonnage was strong enough for the bulk market to be able to more than absorb a relatively large addition of newbuildings in the first half of 2007.

The number of available earning days in the Panamax segment dropped by 8% in the second quarter of 2007 relative to the second quarter of 2006 due to the sale of three Panamax vessels in August 2006.

Bulk Division	Q2 06	Q3 06	Q4 06	Q1 07	Q2 07	Ændring Q2 06 - Q2 07
Panamax (60-80,000 DWT)
Available earning days	1,382	1,234	1,234	1,260	1,274	-8%
Per earning day (USD):
Earnings (TCE)*)	18,343	18,402	20,272	22,102	24,404	33%
Operating expenses**)	-4,576	-5,662	-4,020	-5,099	-5,303	16%
Operating cash flow***)	7,681	6,872	9,846	8,170	10,711	39%
*)    TCE = Gross freight income less bunker, commissions and port expenses. Operating expenses are on own vessels.
**)   Operating expenses is related owned vessels.
***) Operating cash flow = TCE less operating expenses and charter hire.

Other activities
Other (non-allocated) activities consist of financial items of USD 635 million and tax of USD 1 million. Financial items consist of profit on the investment in Norden of USD 643 million and interest expenses of USD 8 million. As a result of the corporate tax rate cut in Denmark in the second quarter, tax is positive in the amount of USD 1 million.

Fleet development	During the second quarter of 2007, TORM took delivery of two LR2 vessels, one LR1 vessel and one Panamax bulk carrier.

At the end of the second quarter of 2007, TORM’s owned fleet consisted of 34.5 product tankers and six bulk carriers, a total of 40.5 vessels. Add to this the 21 tankers, which TORM at 30 June 2007 owned via the Company’s part ownership of OMI. Of these, 20 vessels were transferred to TORM at 1 August 2007.

	31 March 2007	Addition	Disposal	30 June 2007
LR2 / Aframax	7.0	TORM Margit TORM Mette	-	9.0
LR1 / Panamax	6.5	TORM Venture	-	7.5
MR	18.0	-	-	18.0
Tank	31.5			34.5
Panamax	5.0	TORM Anholt	-	6.0
Bulk	5.0			6.0
Total	36.5			40.5

Planned fleet changes
TORM’s planned fleet expansion comprises 16.5 vessels for delivery between the third quarter of 2007 and 2010. On to that must be added a newbuilding, which TORM at 30 June owned via the Company’s part ownership of OMI. The planned investments amount to USD 650 million.

June 30 2007		2007		2008				2009				2010				Total
		Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Order
																book
LR2	9	-	0.5	-	1	-	1	1	-	-	-	-	-	-	-	3.5
LR1	7.5	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
MR	18	-	-	-		1	-	1	1	2	1	2	2	1	2	13
Panamax	6	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Total	40.5	0	0.5	0	1	1	1	2	1	2	1	2	2	1	2	16.5

TORM has chartered in 16 product tankers on long-term charters, of which 10 already form part of the fleet. TORM holds purchase options on three of the charters. The options can be exercised between 2009 and 2014

TORM has chartered in 21 Panamax bulk carriers on long-term charters, of which eight already form part of the fleet. TORM holds purchase options on 16 of the charters. The options can be exercised between 2007 and 2018.

So far this year, TORM has not sold second-hand tonnage, as in previous years due to strongly increasing vessel prices.

Pools	At 30 June 2007, the three product tanker pools consisted of 90 vessels. At the end of 2007, the three pools are expected to comprise 91 vessels, excluding the addition of 24 vessels from OMI.

Results

Second quarter 2007
The second quarter of 2007 showed a gross profit of USD 89 million, against USD 60 million in the same quarter of 2006. The profit before depreciation (EBITDA) for the period was USD 78 million against USD 72 million in the second quarter of 2006.

Depreciation amounted to USD 19 million in the second quarter of 2007.

The operating profit for the second quarter of 2007 was USD 59 million, against USD 58 million in the same quarter of 2006. Of this amount, the Tanker and Bulk Divisions contributed USD 46 million and USD 10 million respectively, while TORM’s share of OMI contributed USD 3 million.

Financial items were positive by USD 0.5 million, against USD 23 million in the corresponding quarter of 2006. The difference is mainly due to the fact that TORM did not receive dividends from Norden, as the Company sold its shares.

In the second quarter, TORM recognised a tax gain of USD 7 million due to the lowering of the corporate tax rate in Denmark from 28% to 25%.

Profit after tax was USD 66 million, against USD 81 million in the second quarter of 2006.

Assets	Total assets rose from USD 2,229 million to USD 3,196 million in the second quarter of 2007, primarily as a result of the OMI acquisition.

Liabilities
In the second quarter of 2007, the Company’s net interest bearing debt increased from USD 659 million to USD 1,152 million due to dividend payments, the acquisition of OMI and the sale of the Norden shares. The Company has considerable undrawn loan facilities at its disposal.

Equity
During the second quarter of 2007, equity declined from USD 1,389 million to USD 1,375 million.  This was an effect of earnings and dividend payments during the period. Mainly as a result of the acquisition of OMI, equity as a percentage of total assets dropped from 62.3% at 31 March 2006 to 43.0% at 30 June 2007.

At 30 June 2007, TORM held 3,564,364 treasury shares, corresponding to 4.9% of the Company’s share capital, which is unchanged from 31 March 2007.

OMI
In June 2007, TORM acquired the US tanker shipping company OMI in a 50/50 joint venture with Teekay Corporation. TORM’s 50% ownership interest in OMI is recognised on a pro rata basis in TORM’s consolidated financial statements effective from 1 June 2007 by aggregating items similar in nature. Consequently, OMI is included in the interim financial statements at 50% of one month’s profit, presented as a separate segment in the statement of profit by division and at 50% of the balance sheet total at 30 June 2007. In accordance with TORM’s accounting policies the recognition is based on a preliminary takeover balance sheet at 1 June 2007, which is shown on page 7.

The valuation of vessels, which constitute 85% of total assets in the preliminary takeover balance sheet, is subject to great certainty. In addition to this the recognition of assets and liabilities, which were not previously recognised in OMI’s balance sheet, including T/C contracts, purchase options and other commercial agreements as well as customer and supplier relations. At present, the takeover balance sheet is expected to be finalised in connection with the preparation of the annual report for 2007 at the latest. If the sum of the acquired net assets is increased relative to the takeover balance sheet, goodwill will be reduced correspondingly.

Preliminary opening
balance at the
date of acquisition
Million USD	at fair value

Intangible assets	3.7
Tangible fixed assets	1,009.3
Freight receivables, etc.	25.9
Other receivables	2.4
Prepayments	9.3
Marketable securities	28.5
Cash and cash equivalents	100.7
Mortgage debt and bank loans	-276.1
Other financial liabilities	-16.2
Trade payables	-13.2
Other liabilities	-48.6
Deferred income	-5.7
Net assets acquired	820.0
Goodwill	89.3
Cash consideration paid	909.3
Cash and cash equivalents, acquired	-100.7
Cash flow out, net	808.6

Integration of OMI
TORM’s and Teekay Corporation’s acquisition of OMI was completed on 8 June 2007, whereby OMI became a jointly owned subsidiary of TORM and Teekay. The distribution of OMI’s assets between TORM and Teekay took effect from 1 August 2007, with TORM taking over 24 product tankers from OMI together with OMI’s technical operations in India and a part of OMI’s organization in the USA. Additionally one product tanker and one newbuilding will remain in OMI until the beginning of 2008.

In addition to giving TORM a very modern and uniformed product tanker fleet and ensuring TORM’s presence in the American market, the acquisition increases TORM’s global competitiveness.

The integration of OMI staff, tankers and client portfolio into TORM’s organization proceeds   according to the plan and fully meets expectations both operationally and financially. From 2008 and onwards, TORM expects to realize annual cost synergies of the order of USD 10-15 million as a result of the acquisition of OMI.

Subsequent events
As of 1 August, TORM took over 24 product tankers from OMI together with OMI’s technical operations in India and a part of OMI’s organisation in the USA. In addition to that, one product tanker and one newbuilding will remain in OMI until the beginning of 2008.

Expectations
The 2007 profit before tax forecast is raised by USD 20 million to 800-820 million excl. restructuring costs related to the acquisition of OMI. Restructuring costs are expected to amount to around USD 15 million.

The key assumptions behind the forecast are as follows:

Assumptions		Q1 07A	Q2 07A	Q3 07	Q4 07
LR2	Earning days	702	799	906	922
	TCE rate (USD/day)	26,738	27,926	22,119	29,834
LR1	Earning days	1,279	1,392	1,678	1,719
	TCE rate (USD/day)	27,784	28,521	25,068	28,111
MR	Earning days	1,654	1,684	2,702	2,633
	TCE rate (USD/day)	24,520	27,621	16,797	21,273
SR	Earning days			1,104	1,092
	TCE rate (USD/day)			16,297	19,709
Panamax	Earning days	1,260	1,274	1,283	1,273
	TCE rate (USD/day)	22,102	24,404	24,500	26,000
A Realized figures.

For competitive reasons, TORM does not provide the Company’s own expectations for product tanker rates. The table above sets out the rates as quoted on the IMAREX forward market at 22 August 2007.

Sensitivity
At the end of the second quarter of 2007, 94% of earning days remaining in the year for the Company’s Panamax bulk carriers were covered at an average rate of 25.700 per day. For the Tanker Division, 44% of earning days remaining for the year, excluding earning days for the OMI vessels, were covered at an average rate of USD 26,331 per day at the end of the second quarter.

At 30 June, TORM had hedged the price for 8.6% of the remaining bunker requirements for 2007, and the market value of these contracts was USD 0.3 million.

Safe Harbor Forward looking statements
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current  views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable  when made, because these assumptions are inherently  subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control,  TORM cannot assure you that it will achieve or accomplish  these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward looking statements are based on management’s current evaluation, and TORM is only under obligation to update and change the listed expectations to the extent required by law.

The TORM share

On 23 May 2007, TORM carried out a 2:1 share split, changing the denomination of the Company’s shares from DKK 10 to DKK 5. The price of the TORM share was DKK 207.6 at 30 June 2007 against DKK 192.9, adjusted to the new denomination, at the beginning of the quarter, an increase of DKK 14.7.

In the second quarter, before the share split, the Company distributed a dividend of DKK 11.5 per share, equalling DKK 419 million.

The total return to shareholders for the second quarter of 2007 was thus DKK 20.5 per share (calculated excluding reinvestment), corresponding to a total return of 10.6%.

Accounting policies

The report for the first half of 2007 has been prepared using the same accounting policies as for the Annual Report 2006.

The accounting policies are described in more detail in the Annual Report 2006.

The financial report for the first half of 2007 is unaudited, in line with the normal practice.

Information

Teleconference
TORM will host a telephone conference for financial analysts and investors on 31 August 2007 at 17:00 Copenhagen time (CET), reviewing the report for the first half of 2007. The conference call will be hosted by Klaus Kjærulff, CEO, and will be conducted in English.

To participate, please call 10 minutes before the conference starts on tel.: +45 3271 4607 (from Europe) or +1 334 323 6201 (from the USA). The teleconference will also be webcast via TORM’s website www.torm.com The presentation material can be downloaded from the website.

Next reporting	Due to the acquisition of OMI Corporation TORM’s third quarter report is deferred to the 22 November 2007.

Statement by the Board of Directors and Management on the Interim Report

The Board of Directors and Management have considered and approved the interim report for the period 1 January – 30 June 2007.

The interim report, which is unaudited, has been prepared in accordance with the general Danish financial reporting requirements governing listed companies, including the measurement and recognition provisions in IFRS which are expected to be applicable for the Annual Report for 2007.

We consider the accounting policies applied to be appropriate, and in our opinion the interim report gives a true and fair view of the Group's assets, liabilities, financial position and of the results of operations and consolidated cash flows.

Copenhagen, 31 August 2007

Management	Board of Directors

Klaus Kjærulff, CEO	Niels Erik Nielsen, Chairman
Mikael Skov, COO	Christian Frigast, Deputy Chairman
Peter Abildgaard
Lennart Arrias
Margrethe Bligaard
Gabriel Panayotides
Nicos Zouvelos

About TORM
TORM is one of the world's leading carriers of refined oil products as well as being a significant participant in the dry bulk market. The Company operates a combined fleet of more than 100 modern vessels, principally through a pooling cooperation with other respected shipping companies who share TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on the Copenhagen Stock Exchange (ticker TORM) as well as on the NASDAQ (ticker TRMD). For further information, please visit www.torm.com.

Income Statement

Million USD	Q2 2007	Q2 2006	Q1-Q2 2007	Q1-Q2 2006	2006

Revenue	198.4	137.1	360.4	298.8	603.7
Port expenses, bunkers and commissions	-41.9	-37.8	-78.8	-74.1	-148.9
Freight and bunkers derivatives	-0.8	3.6	0.2	7.7	0.6

Time Charter Equivalent Earnings (TCE)	155.7	102.9	281.8	232.4	455.4

Charter hire	-38.5	-22.6	-72.9	-46.0	-106.3
Operating expenses	-27.8	-20.5	-50.4	-40.6	-77.7

Gross profit	89.4	59.8	158.5	145.8	271.4

Profit from sale of vessels	0.0	19.4	0.0	19.4	54.4
Administrative expenses	-15.7	-8.8	-26.9	-15.9	-34.6
Other operating income	4.1	2.0	6.6	5.1	9.8
Depreciation and impairment losses	-19.2	-14.8	-34.0	-29.9	-58.9

Operating profit	58.6	57.6	104.2	124.5	242.1

Financial items	0.5	23.2	635.1	15.6	-1.0

Profit before tax	59.1	80.8	739.3	140.1	241.1

Tax	6.9	0.0	1.1	-1.6	-6.6

Net profit	66.0	80.8	740.4	138.5	234.5

Earnings per share, EPS *)
Earnings per share, EPS (USD)	1.0	1.2	10.7	2.0	3.4
Earnings per share, EPS (DKK)**)	5.3	6.9	59.9	12.1	20.1
*)	The comparative figures for EPS are restated to reflect the share split carried out in May 2007.
**)	Calculated from USD to DKK at the average USD/DKK exchange rate for the relevant period.

Income statement by quarter

Million USD	Q2 06	Q3 06	Q4 06	Q1 07	Q2 07
Revenue	137.1	158.0	146.9	162.0	198.4
Port expenses, bunkers and commissions	-37.8	-36.4	-38.4	-36.9	-41.9
Freight and bunkers derivatives	3.6	-5.8	-1.3	1.0	-0.8
Time charter equivalent earnings	102.9	115.8	107.2	126.1	155.7
Charter hire	-22.6	-28.5	-31.8	-34.4	-38.5
Operating expenses	-20.5	-20.5	-16.6	-22.6	-27.8
Gross profit (Net earnings from shipping activities)	59.8	66.8	58.8	69.1	89.4
Profit from sale of vessels	19.4	34.8	0.2	0.0	0.0
Administrative expenses	-8.8	-6.4	-12.3	-11.2	-15.7
Other operating income	2.0	2.6	2.1	2.5	4.1
Depreciation and impairment losses	-14.8	-14.4	-14.6	-14.8	-19.2
Operating profit	57.6	83.4	34.2	45.6	58.6
Financial items	23.2	-10.3	-6.3	634.6	0.5
Profit before tax	80.8	73.1	27.9	680.2	59.1
Tax	0.0	-6.2	1.2	-5.8	6.9
Net profit	80.8	66.9	29.1	674.4	66.0

Assets

Million USD	30 June 2007	30 June 2006	31 Dec. 2006
NON-CURRENT ASSETS
Intangible assets
Goodwill	89.3	0.0	0.0
Other intangible assets	3.7	0.0	0.0
Total intangible assets	93.0	0.0	0.0

Tangible fixed assets
Land and buildings	0.4	0.4	0.4
Vessels and capitalized dry-docking	2,267.0	1,139.6	1,136.4
Prepayments on vessels	189.7	134.4	183.3
Other plant and operating equipment	7.5	2.8	3.6
Total tangible fixed assets	2,464.6	1,277.2	1,323.7

Financial fixed assets
Other investments	10.7	328.0	644.4

TOTAL NON-CURRENT ASSETS	2,568.3	1,605.2	1,968.1
CURRENT ASSETS
Inventories of bunkers	16.3	12.0	12.1
Freight receivables, etc.	84.8	45.8	49.7
Other receivables	28.8	25.2	21.5
Prepayments	12.8	5.6	4.6
Cash and cash equivalents	484.6	49.8	33.0
	627.3	138.4	120.9
Non-current assets held for sale	0.0	9.5	0.0
TOTAL CURRENT ASSETS	627.3	147.9	120.9
TOTAL ASSETS	3,195.6	1,753.1	2,089.0

Liabilities and Equity

Million USD	30 June 2007	30 June 2006	31 Dec. 2006
EQUITY
Common shares	61.1	61.1	61.1
Treasury shares	-18.1	-18.1	-18.1
Revaluation reserves	7.2	263.4	579.8
Retained profit	1.316.1	552.5	574.5
Proposed dividends	0.0	0.0	73.9
Hedging reserves	4.9	7.5	5.6
Translation reserves	4.2	3.9	4.0
TOTAL EQUITY	1,375.4	870.3	1,280.8
LIABILITIES
Non-current liabilities
Deferred tax liability	56.0	55.8	62.8
Mortgage debt and bank loans	770.6	716.3	639.1
TOTAL NON-CURRENT LIABILITIES	826.6	772.1	701.9

Current liabilities
Mortgage debt and bank loans	866.4	56.6	55.9
Other financial liabilities	2.1	0.0	0.0
Trade payables	37.5	15.6	18.7
Current tax liabilities	11.1	10.0	4.6
Other liabilities	67.6	27.1	26.0
Deferred income	8.9	1.4	1.1
TOTAL CURRENT LIABILITIES	993.6	110.7	106.3

TOTAL LIABILITIES	1,820.2	882.8	808.2
TOTAL EQUITY AND LIABILITIES	3,195.6	1,753.1	2,089.0

Equity 1 January - 30 June 2007

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2007	61.1	-18.1	574.5	73.9	579.8	5.6	4.0	1.280.8
Changes in equity Q1-Q2 2007:
Exchange rate adjustment arising on translation
of entities using a measurement currency different
from USD	-	-	-	-	-	-	0.2	0.2
Reversal of deferred gain/loss on hedge instruments at the
beginning of year	-	-	-	-	-	-5.6	-	-5.6
Deferred gain/loss on hedge instruments at the end of the
Period	-	-	-	-	-	4.9	-	4.9
Fair value adjustment on available for sale investments	-	-	-	-	70.7	-	-	70.7
Transfer to profit or loss on sale of available for sale
Investments	-	-	-	-	-643.3	-	-	-643.3
Net gains/losses recognised directly in equity	0.0	0.0	0.0	0.0	-572.6	-0.7	0.2	-573.1
Net profit for the period			740.4					740.4
Total recognized income/expenses for the period	0.0	0.0	740.4	0.0	-572.6	-0.7	0.2	167.3
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Dividends paid	-	-	-	-76.4	-	-	-	-76.4
Dividends paid on treasury shares	-	-	3.7	-	-	-	-	3.7
Exchange rate adjustment on dividends paid	-	-	-2.5	2.5	-	-	-	0.0
Exercise of share options	-	-	-	-	-	-	-	0.0
Total changes in equity Q1-Q2 2007:	0.0	0.0	741.6	-73.9	-572.6	-0.7	0.2	94.6
Equity at 30 June 2007	61.1	-18.1	1,316.1	0.0	7.2	4.9	4.2	1,375.4

Equity 1 January - 30 June 2006

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2006	61.1	-7.7	415.3	132.4	296.4	3.3	3.9	904.7
Changes in equity Q1-Q2 2006:
Exchange rate adjustment arising on translation
of entities using a measurement currency different
from USD	-	-	-	-	-	-	0.0	0.0
Reversal of deferred gain/loss on hedge instruments at the
beginning of year	-	-	-	-	-	-3.3	-	-3.3
Deferred gain/loss on hedge instruments at the end of the
period	-	-	-	-	-	7.5	-	7.5
Reversal of fair value adjustment on available for sale
investments at the beginning of the year	-	-	-	-	-296.4	-	-	-296.4
Fair value adjustment on available for sale investments at
period end	-	-	-	-	263.4	-	-	263.4
Net gains/losses recognised directly in equity	0.0	0.0	0.0	0.0	-33.0	4.2	0.0	-28.8
Net profit for the period			138.5					138.5
Total recognized income/expenses for the period	0.0	0.0	138.5	0.0	-33.0	4.2	0.0	109.7
Purchase treasury shares, cost	-	-10.4	-	-	-	-	-	-10.4
Disposal treasury shares, cost	-	0.0	-	-	-	-	-	0.0
Dividends paid	-	-	-	-140.1	-	-	-	-140.1
Dividends paid on treasury shares	-	-	6.0	-	-	-	-	6.0
Exchange rate adjustment on dividends paid	-	-	-7.7	7.7	-	-	-	0.0
Exercise of share options	-	-	0.4	-	-	-	-	0.4
Total changes in equity Q1-Q2 2006:	0.0	-10.4	137.2	-132.4	-33.0	4.2	0.0	-34.4
Equity at 30 June 2006	61.1	-18.1	552.5	0.0	263.4	7.5	3.9	870.3

Cash flow statement

Million USD	Q2 2007	Q2 2006	Q1-Q2	Q1-Q2	2006
			2007	2006

Cash flow from operating activities
Operating profit	58.6	57.6	104.2	124.5	242.1

Adjustments:
Reversal of profit from sale of vessels	0.0	-19.4	0.0	-19.4	-54.4
Reversal of depreciation and impairment losses	19.2	14.8	34.0	29.9	58.9
Reversal of other non-cash movements	-1.8	2.2	4.5	7.7	6.0
Dividends received	1.1	26.2	1.3	26.4	26.4
Interest income and exchange rate gains	10.0	6.3	10.6	7.4	10.1
Interest expenses	-15.2	-10.7	-24.6	-21.0	-40.7
Income taxes paid	0.0	0.0	0.7	0.0	-3.1
Change in inventories, accounts receivables and payables	-5.9	-12.4	-16.6	-15.2	-12.8
Net cash inflow/(outflow) from operating activities	66.0	64.6	114.1	140.3	232.5

Cash flow from investing activities
Investment in tangible fixed assets	-120.4	-56.8	-165.7	-176.5	-262.4
Purchase of enterprises and activities *)	-808.6	0.0	-808.6	0.0	0.0
Sale of/investment in equity interests and marketable securities	732.4	0.0	732.4	0.2	0.2
Sale of non-current assets	0.0	89.8	0.1	89.8	144.6
Net cash inflow/(outflow) from investing activities	-196.6	33.0	-241.8	-86.5	-117.6

Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	781.3	87.7	806.8	98.9	162.1
Repayment/redemption, mortgage debt	-149.6	-111.3	-154.8	-115.1	-256.2
Dividends paid	-72.7	-134.1	-72.7	-134.1	-134.1
Purchase/disposals of treasury shares	0.0	-10.4	0.0	-10.4	-10.4
Cash inflow/(outflow) from financing activities	559.0	-168.1	579.3	-160.7	-238.6

Increase/(decrease) in cash and cash equivalents	428.4	-70.5	451.6	-106.9	-123.7

Cash and cash equivalents, beginning balance	56.2	120.3	33.0	156.7	156.7

Cash and cash equivalents, ending balance	484.6	49.8	484.6	49.8	33.0
*) See preliminary opening balance for OMI at page 7.

Quarterly cash flow statement

Million USD	Q2 06	Q3 06	Q4 06	Q1 07	Q2 07
Cash flow from operating activities
Operating profit	57.6	83.4	34.2	45.6	58.6
Adjustments:
Reversal of profit from sale of vessels	-19.4	-34.8	-0.2	0.0	0.0
Reversal of depreciation and impairment loss	14.8	14.4	14.6	14.8	19.2
Reversal of other non-cash movements	2.2	-2.5	0.8	6.3	-1.8
Dividends received	26.2	0.0	0.0	0.2	1.1
Interest income and exchange rate gains	6.3	1.3	1.4	0.6	10.0
Interest expenses	-10.7	-10.2	-9.5	-9.4	-15.2
Income taxes paid	0.0	0.0	-3.1	0.7	0.0
Change in inventories, accounts receivables and payables	-12.4	11.1	-8.7	-10.7	-5.9
Net cash inflow/(outflow) from operating activities	64.6	62.7	29.5	48.1	66.0
Cash flow from investing activities
Investment in tangible fixed assets	-56.8	-18.4	-67.5	-45.3	-120.4
Purchase of enterprises and activities *)	0.0	0.0	0.0	0.0	-808.6
Sale of/investment in equity interests and marketable securities	0.0	0.0	0.0	0.0	732.4
Sale of non-current assets	89.8	62.2	-7.4	0.1	0.0
Net cash inflow/(outflow) from investing activities	33.0	43.8	-74.9	-45.2	-196.6
Cash flow from financing activities
Borrowing, mortgage debt and other financial liabilities	87.7	2.9	60.3	25.5	781.3
Repayment/redemption, mortgage debt	-111.3	-58.7	-82.4	-5.2	-149.6
Dividends paid	-134.1	0.0	0.0	0.0	-72.7
Purchase/disposals of treasury shares	-10.4	0.0	0.0	0.0	0.0
Cash inflow/(outflow) from financing activities	-168.1	-55.8	-22.1	20.3	559.0
Increase/(decrease) in cash and cash equivalents	-70.5	50.7	-67.5	23.2	428.4
Cash and cash equivalents, beginning balance	120.3	49.8	100.5	33.0	56.2
Cash and cash equivalents, ending balance	49.8	100.5	33.0	56.2	484.6
*) See preliminary opening balance for OMI at page 7.

Reconciliation to United States Generally Accepted Accounting Principles (US GAAP)

Million USD	Net income Q1-Q2 2007	Equity 30 June 2007
As reported under IFRS	740.4	1,375.4
Adjustments:
Deferred gain on a sale/lease back	2.1	-11.0
Deferred tax	-0.9	2.7
Total adjustments	1.2	-8.3
According to US GAAP	741.6	1,367.1
For a review of principles and methods used in the reconciliation, please refer to the TORM Annual Report for 2006.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A/S STEAMSHIP COMPANY TORM
(registrant)

Dated: August 31, 2007
	By:	/s/ Klaus Kjærulff
Klaus Kjærulff
Chief Executive Officer

SK 03810 0001 807292